FORM 6-K

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the months of March and May, 2003

QSound Labs, Inc.

(Translation of Registrant’s Name into English)

400 – 3115 12 Street N.E.
Calgary, Alberta Canada T2E 7J2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):  ☐

Indicate by check mark by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No  ☒

If “Yes “ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Registrant herewith furnishes:

Press Releases dated March 17 and May 12, 2003.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

QSound Labs, Inc.
(Registrant)

Date: May 13, 2003	/s/ Joanna Varvos
Joanna Varvos
Corporate Secretary

FOR IMMEDIATE RELEASE

Contact

Paula Murray

Phone: 954-796-8798

paula.murray@qsound.com

QSOUND LABS LAUNCHES microQ AT CTIA WIRELESS 2003

First QSound product targeted for mobile and handheld markets

New Orleans – March 17, 2003 — QSound Labs, Inc. (NASDAQ: QSND), a leading developer of audio, e-commerce and multimedia software products, today announced the launch of microQ™, an audio software engine for the mobile and handheld device markets. The launch is taking place at CTIA Wireless 2003, being held at Ernest N. Morial Convention Center, New Orleans from March 17th to 19th.

.

microQ is being demonstrated as part of the Intel®  PCA Developer Network Community booth at CTIA Wireless 2003. The product has been optimized for use on Intel PCA application processors based on IntelXscale™ Microarchitecture Technology.

“Advanced audio processing engines such as the microQ engine exemplify the need for high performance processors such as the Intel® Xscale™ Microprocessor in Phones and PDAs,” said Gary Forni, Director of ISV Enabling for Intel’s Wireless Communications and Computing Group.  “QSound’s microQ demonstrates that advanced audio processing can be done in software using Intel Integrated Performance Primitives without the use of specialized audio hardware.”

microQ is a compact and highly efficient software audio engine providing functions such as polyphonic ringtones, video game sounds, music playback, digital effects and recording for portable applications including Internet appliances, hand-held and mobile devices. The new product is based on QSound’s well-established PC soft-audio engine, which is currently being used in critically acclaimed soundcards from Philips Consumer Electronics.

“This product rollout provides QSound with an opportunity to create new markets for our award winning audio technologies,” stated David Gallagher, President of QSound Labs, Inc. “Focussing on the Intel platform made sense from both a marketing and technical perspective, and we expect to gain significant exposure for microQ at this industry leading event.”

About QSound Labs, Inc.

Since its inception in 1988, QSound Labs, Inc. has evolved into one of the world’s leading audio technology companies and an e-commerce solution provider. The Company has developed proprietary audio solutions that include virtual surround sound, positional audio and stereo enhancement for the consumer electronics, PC/multimedia, Internet and healthcare markets. The Company’s cutting-edge audio technologies create rich 3D audio environments allowing consumers to enjoy stereo surround sound from two, four or 5.1 speaker systems. To hear 3D audio demos and learn more about QSound, visit our web site at http://www.qsound.com.

###

This release contains forward-looking statements within the meaning of the Private Securities Litigation Act of 1995 concerning, among other things,  launch of the new microQ product.  Investors are cautioned that such forward-looking statements involve risk and uncertainties, which could cause actual results, performance or achievements of QSound, or industry results to differ materially from those reflected in the forward-looking statements. Such risks and uncertainties include, but are not limited to, risks associated with loss of relationships with companies that do business with QSound, successful product development, introduction and acceptance, QSound’s ability to carry out its business strategy and marketing plans, dependence on intellectual property, rapid technological change, competition, general economic and business conditions, continued growth of the Internet and other risks detailed from time to time in QSound’s periodic reports filed with the Securities and Exchange Commission.   Forward-looking statements are based on the current expectations, projections and opinions of QSound’s management, and QSound undertakes no obligation to publicly release the results of any revisions to such forward-looking statements which may be made, for example to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

FOR IMMEDIATE RELEASE

Contact

Paula Murray

Phone: 954-796-8798

paula.murray@qsound.com

QSound Labs Reports First Quarter Results for 2003

Calgary, Alberta—May 12, 2003 — QSound Labs, Inc. (NASDAQ: QSND) a leading developer of audio, e-commerce and multimedia software products, reported revenues for the three months ended March 31, 2003 of $831,000 as compared to $755,000 for the same period in FY2002. The operating profit for the quarter was $178,000 or $0.02 per share as compared to $168,000 or $0.02 per share for the same period last year.  Including non-cash items such as depreciation, net income for the period was $88,000 or $0.01 per share as compared to $88,000 or $0.01 per share for the same period in FY2002.

The Company reported a working capital surplus of $3,423,000 compared to $3,284,000 as at December 31, 2002. During the quarter, cash and cash equivalents increased from $2,621,000 to $2,870,000.

 “For the most part, the quarter’s financial performance was as expected,” stated David Gallagher, President and CEO of QSound Labs. “Royalties from consumer electronics and PC audio licensees were lower than expected, resulting in a slightly lower than expected net income. Revenues from RealNetworks sales of iQfx®3 remained steady. The North American portion of our license with Starkey Labs expired at the end of February so royalties were lower than the previous quarter.”

“During the quarter, we announced microQ, an audio software solution for the mobile and handheld device markets. Marketing efforts for the balance of the year will be directed at gaining design wins for this product.”

“In the short term, our financial results will reflect the recent license expiration, but management expects this revenue to be replaced during the balance of this year, as new licenses and products come to market.”

“Subsequent to the quarter ending, the Company acquired all of the assets of a private corporation, in which it had previously held an investment. As at March 31, this investment totaled $525,000 and this was the consideration for the purchase. The assets consist primarily of software for Internet Telephony applications. Management expects to provide updates regarding this opportunity in the very near future.”

About QSound Labs, Inc.

Since its inception in 1988, QSound Labs, Inc. has evolved into one of the world’s leading audio technology companies and an e-commerce solution provider. The Company has developed proprietary audio solutions that include virtual surround sound, positional audio and stereo enhancement for the consumer electronics, PC/multimedia, Internet and healthcare markets. The Company’s cutting-edge audio technologies create rich 3D audio environments allowing consumers to enjoy stereo surround sound from two, four or 5.1 speaker systems. To hear 3D audio demos and learn more about QSound, visit our web site at http://www.qsound.com.

###

This release contains forward-looking statements within the meaning of the Private Securities Litigation Act of 1995 concerning, among other things, expectation of revenues and development and commercial introduction of new products. Investors are cautioned that such forward-looking statements involve risk and uncertainties, which could cause actual results, performance or achievements of the Company, or industry results to differ materially from those reflected in the forward-looking statements. Such risks and uncertainties include, but are not limited to, risks associated with loss of relationships with companies that do business with the Company, successful product development, introduction and acceptance, dependence on the performance of third parties that have licensed the Company’s technologies, the Company’s ability to carry out its business strategy and marketing plans, including availability of sufficient resources to do so timely and cost effectively, dependence on intellectual property, rapid technological change, competition, general economic and business conditions, continued growth of the Internet and other risks detailed from time to time in the Company’s periodic reports filed with the Securities and Exchange Commission.   Forward-looking statements are based on the current expectations, projections and opinions of the Company’s management, and the Company undertakes no obligation to publicly release the results of any revisions to such forward-looking statements which may be made, for example to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

QSound Labs, Inc.

Consolidated Balance Sheets

As at March 31, 2003 and December 31, 2002

(Expressed in United States dollars, prepared using US GAAP)

	March 31, 2003	December 31, 2002
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$2,869,954	$2,621,205
Accounts receivable	709,626	929,519
Inventory	32,765	16,455
Deposits and prepaid expenses	61,991	58,674
	3,674,336	3,625,853

Note receivable	525,000	500,000
Capital assets	796,577	747,553
Goodwill	2,184,589	2,184,589
Intangible assets	205,530	213,771

	$7,386,032	$7,271,766

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable and accrued Liabilities	$137,955	$220,894
Deferred Revenue	113,277	120,511
	251,232	341,405

Shareholders’ equity:
Share capital (7,159,074 common shares)	44,204,092	44,088,094
Contributed Surplus	1,114,316	1,114,316
Deficit	(38,183,608)	(38,272,049)
	7,134,800	6,930,361

	$7,386,032	$7,271,766

QSound Labs, Inc.

Consolidated Statements of Operations and Deficit

For the three month periods ended March 31, 2003 and 2002

(Expressed in United States dollars, prepared using US GAAP)

	2003	2002
	(unaudited)	(unaudited)
REVENUE
Royalties and license fees	$480,655	$420,516
Product sales	350,195	334,646
	830,850	755,162

Cost of product sales	82,737	9,271
	748,113	745,891

EXPENSES:
Marketing	256,798	194,016
Operations	36,069	81,532
Product engineering	151,654	180,560
Administration	125,212	121,594
	569,733	577,702

OPERATING PROFIT	178,380	168,189

OTHER ITEMS
Depreciation and amortization	(80,265)	(80,037)
Interest and other income	5,931	—
Other	(15,605)	197
	(89,939)	(79,840)

NET INCOME FOR PERIOD	88,441	88,349
DEFICIT BEGINNING OF PERIOD	(38,272,049)	(39,198,943)
DEFICIT END OF PERIOD	$(38,183,608)	$(39,110,594)

INCOME PER COMMON SHARE	$0.01	$0.01

QSound Labs, Inc.

Consolidated Statements of Cash Flows

For the three month periods ended March 31, 2003 and 2002

(Expressed in United States dollars, prepared using US GAAP)

	2003	2002
	(unaudited)	(unaudited)
Cash provided by (used in)

OPERATIONS
Income for the period	$88,441	$88,349
Items not requiring (providing) cash:
Depreciation and amortization	80,265	80,037
Changes in working capital balances	85,093	(238,811)
	253,799	(70,425)

FINANCING
Issuance of common shares, net	1,410	—
	1,410	—

INVESTMENTS
Purchase of capital assets	(844)	(73,152)
Purchase of intangible assets	(11,480)	—
	(12,324)	(73,152)

Increase (decrease) in cash	242,885	(143,577)
Cash and cash equivalents beginning of period	2,621,205	2,047,892

Cash and cash equivalents end of period	$2,864,090	$1,904,315